UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Exceed Company Ltd.
(Name of Issuer)

Ordinary shares, $0.0001 par value
(Title and Class of Securities)

G32335
(CUSIP Number)
Lin Shuipan Suite 8, 20/F, One International Finance Centre 1 Harbour View Street, Central Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 7, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 Pages

CUSIP No. G32335		SCHEDULE 13D
1		NAME OF REPORTING PERSON Lin Shuipan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS SC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chinese
	7	SOLE VOTING POWER 10,395,571
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,395,571
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,395,571
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9% (1)
14		TYPE OF REPORTING PERSON IN

(1)	Based upon 25,411,730 Ordinary Shares outstanding as of March 31, 2011 as reported in the Issuer’s 20-F for the year ended December 31, 2010.

Page 3 of 5 Pages

Item 1.  Security and Issuer

The title and class of equity securities to which this statement relates are ordinary shares, $0.0001 par value (the “Shares”), of Exceed Company Ltd.  (the “Issuer” or “Exceed”).  The address of the Issuer’s principal executive office is Suite 8, 20/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

Item 2.  Identity and Background

(a)	The name of the person filing this report is Lin Shuipan.

(b)	The business address for the Reporting Person is:
Suite 8, 20/F, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

(c)	The principal occupation of the Reporting Person is Chairman of the Board and Chief Executive Officer of the Issuer.

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f)	The Reporting Person is Chinese.

Item 3.  Source and Amount of Funds or other Consideration

The Shares that are the subject of this Schedule 13D were issued to the Reporting Person by Exceed as consideration for his interest in Windrace International Company Limited (“Windrace”) in a business combination, all as more fully described in the Proxy Statement/Prospectus dated October 5, 2009 included in the registration statement on Form S-4 (Registration No. 333-159252) of 2020 ChinaCap Acquireco, Inc. (“2020”). The business combination was completed on October 21, 2009 pursuant to a purchase agreement dated May 8, 2009 among 2020, Exceed, Windrace, the Reporting Person and the other Sellers named therein, as supplemented by a supplemental agreement dated July 27, 2009 and a letter agreement dated September 9, 2009 (as supplemented, the “Purchase Agreement”). As a result of the business combination, Exceed became a successor by merger to 2020 and Windrace became a wholly owned subsidiary of Exceed.

Item 4.  Purpose of Transaction

The Shares were acquired pursuant to the Purchase Agreement in connection with the business combination described in Item 3 above. Pursuant to the Purchase Agreement, a number of Shares were placed in escrow pending the satisfaction of certain performance targets, the terms of which are governed by an escrow agreement dated July 27, 2009 among 2020, Exceed, the Reporting Person and the other Sellers named therein, and Deacons as escrow agent (the “Escrow Agreement”).  Of the number of Shares originally placed in escrow, an aggregate of 6,565,327 Shares have been released to the Reporting Person (including Shares released under the name of his wife, Ms. Xiayu Chen, through which he has sole beneficial ownership) and an additional of up to 951,221 Shares will be released to the Reporting Person (including Shares to be released under the name of his wife, Ms. Xiayu Chen, through which he will have sole beneficial ownership) if Windrace satisfies certain performance targets in 2011. Further, an additional 1,476,194 Shares will be issued as earn-out Shares (including Shares to be issued under the name of his wife, Ms. Xiayu Chen, through which he will have sole beneficial ownership) if Windrace achieves another set of performance targets in 2011. The foregoing description of the Escrow Agreement is qualified by its entirety by reference to the complete Escrow Agreement, which was included as Annex E to the Proxy Statement/Prospectus forming a part of 2020’s Registration Statement on Form S-4 (Registration No. 333-142255) filed with the SEC on September 29, 2009 and is incorporated into this Schedule 13D by reference.

The Reporting Person may acquire or dispose of the Shares in market transactions or negotiated private transactions from time to time but does not have current plans or proposals that relate to or would result in any of the actions set forth in items (b) to (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)-(c)
As of the date of this Statement, the Reporting Person beneficially owned a total of 10,395,571 Shares, 4,128,587 of which are in the name of the Reporting Person’s wife, Mrs. Xiayu Chen. However, the Reporting Person has sole voting power and sole investment power over all 10,395,571 Shares. The Shares held by the Reporting Person represent approximately 40.9% of the Company’s outstanding Shares.

Of the 10,395,571 Shares beneficially owned by the Reporting Person, 3,830,244 Shares were acquired on October 21, 2009 upon the completion of the business combination, and 3,711,663 Shares and 2,853,664 Shares were acquired on April 12, 2010 and April 7, 2011, respectively, upon their release from escrow pursuant to the terms of the Escrow Agreement.

Except as described in this Schedule 13D, there were no transactions in the Shares that were effected during the past 60 days by the Reporting Person.

(d)-(e)	Not applicable.

Page 4 of 5 Pages

Item 6.  Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

The Reporting Person is subject to a lock-up agreement with the Issuer. Subject to certain exceptions, the lock-up agreement imposes restrictions on the Reporting Person for three-year period from October 21, 2009, through and including October 20, 2012. During that period, the Reporting Person cannot, without the prior written consent of the Issuer, sell or otherwise transfer or dispose of any Shares or any securities convertible into or exercisable or exchangeable for Shares, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of Shares. The foregoing description of the lock-up agreement is qualified by its entirety by reference to the complete Lock-Up Agreement, which was filed as Exhibit 10.37 to Exceed’s Registration Statement on Form F-1 (Registration No. 333-163280) filed with the SEC on December 18, 2009 and is incorporated into this Schedule 13D by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit
Number	Description

A.
Agreement for Sale and Purchase of Windrace International Company Limited, dated May 8, 2009, among 2020, Exceed, Windrace, the Reporting Person and the other Sellers named therein (incorporated by reference to Annex A to the Proxy Statement/Prospectus forming a part of 2020’s Registration Statement on Form S-4 (Registration No. 333-142255) filed with the SEC on September 29, 2009).

B.
Supplemental Agreement to Agreement for Sale and Purchase of Windrace International Company Limited, dated July 27, 2009, among 2020, Exceed, Windrace, the Reporting Person and the other Sellers named therein (incorporated by reference to Annex B to the Proxy Statement/Prospectus forming a part of 2020’s Registration Statement on Form S-4 (Registration No. 333-142255) filed with the SEC on September 29, 2009).

C.
Letter Agreement, dated September 9, 2009, among 2020, Exceed, Windrace, the Reporting Person and the other Sellers named therein (incorporated by reference to Annex H to the Proxy Statement/Prospectus forming a part of 2020’s Registration Statement on Form S-4 (Registration No. 333-142255) filed with the SEC on September 29, 2009)

D.
Escrow Agreement, dated August 4, 2009, among Exceed, the Reporting Person and the other Sellers named therein, and Deacons as escrow agent (incorporated by reference to Annex E to the Proxy Statement/Prospectus forming a part of 2020’s Registration Statement on Form S-4 (Registration No. 333-142255) filed with the SEC on September 29, 2009).

E.
Lock-Up Agreement, dated November 26, 2009, between Exceed and the Reporting Person (incorporated by reference to Exhibit 10.37 to Exceed’s Registration Statement on Form F-1 (Registration No. 333-163280) filed with the SEC on December 18, 2009).

Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2011

Lin Shuipan

By:	/s/ Lin Shuipan
Name:	Lin Shuipan
Title:	Reporting Person